FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2016

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica –Issue of equity-linked bonds: reference price of the Telefónica shares for the purpose of the Cash-Settlement Option	2

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A. (“TELEFÓNICA”), in accordance with the provisions of Article 228 of the Securities Market Act, hereby issues the following

SIGNIFICANT EVENT

Further to Relevant Events notices published on March 2, 2016 in relation to the issue by TELEFÓNICA of equity-linked bonds (the “Bonds”), via its wholly-owned subsidiary Telefónica Participaciones, S.A.U. (the “Issuer”), we hereby announce that the reference price of the TELEFÓNICA shares for the purpose of the Cash-Settlement Option (defined as Conversion Price in the terms of the Bonds) has been set at 11.9215 euros.

This reference price for the purpose of the Cash-Settlement Option represents a premium of 20% to the arithmetic mean of the volume-weighted average price of the TELEFÓNICA shares on the Spanish Securities Markets in the trading sessions between March 3 and 16, 2016 (both inclusive), as described in the terms and conditions of the Bonds, which was 9.9346 euros.

This reference price is equal to the exercise price of the call options for the TELEFÓNICA shares acquired by TELEFÓNICA in order to hedge the Issuer and TELEFÓNICA’s exposure in the event of exercise of the Cash-Settlement Option by the holders of the Bonds.

Madrid, March 16, 2016.

THIS DOCUMENT IS NOT FOR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN THE UNITED STATES, CANADA, AUSTRALIA, JAPAN OR ANY OTHER JURISDICTION IN WHICH SUCH DISTRIBUTION IS PROHIBITED BY THE APPLICABLE REGULATIONS.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER FOR THE SALE OF SHARES OR A REQUEST FOR BIDS FOR THE PURCHASE OF SHARES IN THE UNITED STATES OR IN ANY OTHER JURISDICTION, AND NO OFFER OF SHARES WILL BE MADE IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SALE IS UNLAWFUL.

THE SECURITIES REFERRED TO HEREIN HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE US SECURITIES ACT OF 1933, AS AMENDED (THE “US SECURITIES ACT”) OR THE SECURITIES LEGISLATION OF ANY OTHER STATE OR JURISDICTION OF THE UNITED STATES AND WILL NOT BE OFFERED OR SOLD IN THE UNITED STATES, EITHER TO, OR FOR THE ACCOUNT OR BENEFIT OF, ANY US PERSON (AS THIS TERM IS DEFINED IN THE REGULATIONS UNDER THE US SECURITIES ACT), SUBJECT TO EXCEPTIONS ENVISAGED IN THE US SECURITIES ACT. THERE WILL BE NO PUBLIC OFFERING OF THE SECURITIES IN THE UNITED STATES OR IN ANY OTHER JURISDICTION. NO REQUEST FOR CASH OR ANY OTHER CONSIDERATION IS BEING MADE, AND ANY SENT IN RESPONSE TO THIS DOCUMENT WILL NOT BE ACCEPTED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: March 16, 2016	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors